Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL

June 18, 2019

VODAFONE GROUP PLC ANNOUNCES PRICING OF TENDER OFFERS

Vodafone Group Plc (“Vodafone” or the “Company”) announced the pricing of its cash tender offers (the “Offers”) to purchase any and all of the outstanding debt securities listed below (the “Notes”) on the terms of, and subject to the conditions set forth in, the offer to purchase dated June 12, 2019 (the “Offer to Purchase”). Capitalized terms not otherwise defined in this announcement have the same meaning as assigned to them in the Offer to Purchase.

Upon the terms and subject to the conditions set forth in the Offer to Purchase, the Consideration for each $1,000 principal amount of each series of Notes validly tendered at or prior to the Expiration Time or the Notice of Guaranteed Delivery Date pursuant to the guaranteed delivery procedures, and accepted for purchase (the “Consideration”), is specified in the following table:

Title of Security	CUSIP	Outstanding Principal Amount	U.S. Treasury Reference Security	Bloomberg Reference Page(1)	Reference Yield	Fixed Spread (basis points)	Consideration for $1,000 Principal Amount
4.375% Notes due 2021 (“2021 Notes”)	92857WAV2 / US92857WAV28	$500,000,000	UST 2.375% due March 15, 2021	FIT4	1.883%	20	$1,038.92
2.50% Notes due 2022 (“2022 Notes”)	92857WAZ3 / US92857WAZ32	$1,000,000,000	UST 2.125% due May 15, 2022	FIT1	1.795%	60	$1,003.26
2.950% Notes due 2023 (“2023 Notes”)	92857WBC3 / US92857WBC38	$1,600,000,000	UST 2.000% due May 31, 2024	FIT1	1.811%	70	$1,015.26

(1)                The page on Bloomberg from which the Dealer Managers will quote the bid-side prices of the Reference U.S. Treasury Security.

The Offer will expire at 5:00 p.m. (Eastern time) on June 18, 2019 (such date and time, as the same may be extended, the “Expiration Date”). Notes tendered may be validly withdrawn at any time at or prior to 5:00 p.m. (Eastern time) on June 18, 2019 (such date and time, as the same may be extended, the “Withdrawal Date”), but not thereafter. The “Results Announcement Date” is expected to be June 19, 2019, unless the Offers are extended. In respect of accepted Notes that are delivered at or prior to the Expiration Time, the Company expects the Settlement Date to occur on the second business day after the Expiration Time, June 20, 2019. In respect of accepted Notes that are delivered pursuant to the guaranteed delivery procedures, the Company expects the Guaranteed Delivery Settlement Date to occur on the business day after the Notice of Guaranteed Delivery Date, June 21, 2019.

On June 12, 2019, the Company priced an offering of $1,750,000,000 4.875% Notes due 2049 and $500,000,000 5.125% Notes due 2059, the proceeds of which are expected to fund the Offers.

In addition to the Consideration, all Holders of Notes accepted for purchase will also receive accrued and unpaid interest on such Notes, from the last interest payment date up to, but not including, the Settlement Date. Interest will cease to accrue on the Settlement Date for all Notes accepted.

The Company’s obligation to accept Notes tendered in the Offers is subject to the satisfaction of certain conditions described in the Offer to Purchase. The Company reserves the right, subject to applicable law, to waive any and all conditions to the Offers.

Holders are advised to check with any bank, securities broker or other intermediary through which they hold Notes as to when such intermediary needs to receive instructions from a Holder in order for that Holder to be able to participate in, or (in the circumstances in which revocation is permitted) revoke their instruction to participate in the Offers before the deadlines specified herein and in the Offer to Purchase. The deadlines set by each clearing system for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the Offer to Purchase.

The Company has retained Merrill Lynch International, Morgan Stanley & Co.  LLC, RBC Capital Markets, LLC and UBS AG London Branch as Dealer Managers and Global Bondholder Services Corporation as Information and Tender Agent (the “Information and Tender Agent”) for the purposes of the Offers.

Questions regarding procedures for tendering Notes may be directed to Global Bondholder Services at +1 (866) 470-3800 (toll free), +1 (212) 430-3774 (collect) or by email to contact@gbsc-usa.com. Questions regarding the Offers may be directed to Merrill Lynch International at +1 (888) 292-0070 (toll free), +1 (980) 387-3907 or +44-20-7996-5420 (in London) or by email to dg.lm_emea@baml.com, to Morgan Stanley & Co.  LLC at +1 (212) 761-1057 (collect), +1 (800) 624-1808 (toll free) or by email to liabilitymanagement@morganstanley.com, to RBC Capital Markets, LLC at +1 (877) 381-2099 (toll free), +1 (212) 618-7843, +44 20 7029 7063 (Europe) or by email to liability.management@rbccm.com and to UBS AG London Branch, at +44 20 7568 1121 (Europe), +1 888 719 4210 (toll free), +1 203 719 4210 or by email to ol-liabilitymanagement-eu@ubs.com.   This announcement is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, any security. No offer, solicitation, or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Offers are only being made pursuant to the Offer to Purchase. Holders of the Notes are urged to carefully read the Offer to Purchase before making any decision with respect to the Offers.

The distribution of announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required by each of the Company, the Dealer Managers and the Information and Tender Agent to inform themselves about and to observe any such restrictions.

Offer and Distribution Restrictions

Italy

None of the Offers, this announcement, the Offer to Purchase or any other document or materials relating to the Offers have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. Each Offer is being carried out in Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the

“Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Holders or beneficial owners of the Notes that are located in Italy can tender Notes for purchase in the Offers through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes and/or the Offers.

United Kingdom

The communication of this announcement and the Offer to Purchase and any other documents or materials relating to the Offers is not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”)) or persons who are within Article 43(2) of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.

France

The Offers are not being made, directly or indirectly, to the public in the Republic of France (“France”). Neither this announcement, the Offer to Purchase nor any other document or material relating to the Offers has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), acting for their own account, with the exception of individuals, within the meaning ascribed to them in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code monétaire et financier, and applicable regulations thereunder, are eligible to participate in the Offers. Neither this announcement nor the Offer to Purchase has been or will be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

Belgium

Neither the Offer to Purchase nor any other documents or materials relating to the Offers have been submitted to or will be submitted for approval or recognition to the Belgian Financial Services and Markets Authority (Autoriteit voor financiële diensten en markten / Autorité des services et marchés financiers) and, accordingly, the Offers may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of 1 April 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Offers may not be advertised and the Offers will not be extended, and neither the Offer to Purchase nor any other documents or materials relating to the Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” in the sense of Article 10 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting on their own account. Insofar as Belgium is concerned, the Offer to Purchase has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offers. Accordingly, the information contained in the Offer to Purchase may not be used for any other purpose or disclosed to any other person in Belgium.

General

This announcement does not constitute an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes in the Offers will not be accepted from Holders) in any circumstances in which such offer or solicitation or acceptance is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Offers to be made by a licensed broker or dealer and  any Dealer Manager or any of the Dealer Managers’ affiliates is such a licensed broker or dealer in any such jurisdiction, the Offers shall be deemed to be made by such Dealer Manager or such Dealer Manager’s affiliate, as the case may be, on behalf of the Company in such jurisdiction.

Forward-Looking Information

This announcement contains certain forward-looking statements which reflect the Company’s intent, beliefs or current expectations about the future and can be recognized by the use of words such as “expects,” “will,” “anticipate,” or words of similar meaning. These forward-looking statements are not guarantees of any future performance and are necessarily estimates reflecting the best judgment of the senior management of the Company and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements, which include, without limitation, the risk factors set forth in the Offer to Purchase. The Company cannot guarantee that any forward-looking statement will be realized, although it believes it has been prudent in its plans and assumptions. Achievement of future results is subject to risks, uncertainties and assumptions that may prove to be inaccurate. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances or to reflect the occurrence of unanticipated events, except as required by applicable law.